UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-39880

MYT NETHERLANDS PARENT B.V.
(Exact Name of Registrant as Specified in its Charter)

Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 10, 2023, MYT Netherlands Parent B.V. will hold a conference call regarding its unaudited financial results for the third fiscal quarter ended March 31, 2023. A copy of the quarterly report for the third quarter of fiscal 2023 is furnished as Exhibit 99.1 hereto.

Exhibit No.	Description

99.1	Interim Report for the Three and Nine Months Ended March 31, 2023.
99.2	Q3, FY 2023 Earnings Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYT Netherlands Parent B.V.

By:	/s/ Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: May 10, 2023